February 10, 2011
Via EDGAR

United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, NE
Washington, D.C.  20549-0405
Attn:    John Reynolds, Assistant Director

Re:	China BCT Pharmacy Group, Inc.
Amendment No. 10 to Registration Statement on Form S-1
File No. 333-165161

Ladies and Gentlemen:

This firm is counsel to the above-referenced company, China BCT Pharmacy Group, Inc. (“China BCT” or the “Company” and sometimes “we” or “our”) and is filing this response to your comment letter of February 4, 2011 with respect to the above-referenced filing on the Company’s behalf.  Amendment No. 10 to the Company’s Registration Statement on Form S-1 reflecting the changes in disclosure described in this letter is also being filed today.

Agreement to Sell Preferred Shares, page 61

1.
Please disclose all material terms of the agreement to sell preferred shares.  For instance, your disclosure states the initial conversion number and price, but does not discuss how these numbers may be changed.  In addition, the disclosure does not make it clear whether conversion may occur immediately upon issuance of the preferred shares, the expense reimbursement, any voting rights of the preferred shares pre-conversion, etc.

Response:
We have included disclosures of all material terms of the agreement to sell preferred shares, including how the conversion price may be adjusted, when the preferred shares are convertible, the expense reimbursement obligations of the Company in connection with the sale of the preferred shares, the voting rights of the preferred shares as well as other material terms.

Security Ownership of Certain Beneficial Owners and Management, page 97

2.	Please revise this section to provide disclosure as of the most recent practicable date.

Response:	We have revised this section to provide disclosures as of the most recent practicable date.

China BCT Pharmacy Group, Inc.

Item 15.  Recent Sales of Unregistered Securities

3.	Please add disclosure regarding the preferred share transaction.

Response:	We have added disclosures regarding the Company’s entrance into an agreement to sell the preferred shares to Item 15.

Item 16.  Exhibits and Financial Statement Schedules

4.	Please file Exhibit 10.65 in its entirety. We note that some of the exhibits to Exhibit 10.65 have not been filed. We also note that the Disclosure Schedule has not been filed.

Response:	Exhibit 10.65 is filed in its entirety, including with all exhibits and the related Disclosure Schedules, with Amendment No. 10 to the Company’s Registration Statement on Form S-1.

We have also included additional text in the Manufacturing Facility and Intellectual Property sections to bring those disclosures current.

Should you have further comments or require further information, or if any questions should arise in connection with this submission, please call me at (404) 527-4990 or (404) 797-1077.

Very truly yours,

/s/ Thomas Wardell
Thomas Wardell

Attachments

cc:           Shelly Zhang, CFO, China BCT Pharmacy Group, Inc.
Jeffrey Li, Esq.
James Thornton, Esq.
Doug Eingurt, Esq.